1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 8, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

(1) PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC;
(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION; AND
(3) NOTICES OF EXTRAORDINARY GENERAL MEETING,
A SHARE CLASS MEETING AND H SHARE CLASS MEETING

Notices convening the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 24 August 2009 at 10:30 a.m., 11:00 a.m. and 11:15 a.m., respectively are set out on pages N1 to N19 of this circular.

Reply slips and forms of proxy for use at the above meetings are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who intend to attend the respective meetings should complete and return the reply slip in accordance with the instructions printed thereon before Tuesday, 4 August 2009. Shareholders who intend to appoint a proxy to attend the meetings are requested to complete the proxy form in accordance with the instructions printed thereon. In the case of H Shares, the proxy form shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meetings or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

9 July 2009

*    For identification purpose only.

CONTENTS

Page

Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . .

ii

Letter from the Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Appendix 1

The Company's Detailed Plan for the Private Offering of A Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

A1-i

Appendix 2	The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

A2-1

Appendix 3	Feasibility Analysis Report on the Use of Proceeds
to be raised from the Private Offering

    of A Shares of the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

A3-1

Notice of 2009 First Extraordinary General Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

N1

Notice of 2009 Second Class Meeting of the Holders of A Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

N8

Notice of 2009 Second Class Meeting of the Holders of H Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

N14

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Shares"	the domestic ordinary shares issued by the Company with a nominal value of RMB1.00 each which are subscribed for and paid in Renminbi;

"A Share Issue"	the proposed private offering of up to one billion A Shares to certain target subscribers by the Company;

"A Shareholders"	holders of A Shares;

"A Shareholders Class Meeting"

the 2009 Second Class Meeting of the holders of A Shares to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Monday, 24 August 2009 at 11:00 a.m. to approve, amongst others, the A Share Issue;

"Articles of Association"	the Articles of Associations of the Company;

"Board"	the board of Directors;

"Chinalco"

Aluminum Corporation of China, a state-owned enterprise and the controlling Shareholder directly holding approximately 38.56% of the total issued Shares of the Company (not including the Shares indirectly held by Chinalco through its subsidiaries);

"Company"

Aluminum Corporation of China Limited, a joint stock limited company established in the PRC, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Class Meetings"	the A Shareholders Class Meeting and the H Shareholders Class Meeting;

"CSRC"	China Securities Regulatory Commission;

"Director(s)"	the director(s) of the Company;

"EGM"

the 2009 First Extraordinary General Meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Monday, 24 August 2009 at 10:30 a.m. to approve, amongst others, the A Share Issue;

- ii -

DEFINITIONS

"H Shares"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB 1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholders"	holders of H Shares;

"H Shareholders Class Meeting"

the 2009 Second Class Meeting of the holders of H Shares to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Monday, 24 August 2009 at 11:15 a.m. to approve, amongst others, the A Share Issue;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Latest Practicable Date"	6 July 2009, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholders"	A Shareholders and H Shareholders;

"Shares"	A Shares and H Shares;

"%"	per cent.

- iii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Kang Yi	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

9 July 2009

To the Shareholders Dear Sir or Madam,

(1) PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC;
(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION; AND
(3) NOTICES OF EXTRAORDINARY GENERAL MEETING,
A SHARE CLASS MEETING AND H SHARE CLASS MEETING

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 30 June 2009. The purpose of this circular is to provide you with (among others) further information and details in relation to (i) the

* For identification purpose only.

- 1 -

LETTER FROM THE BOARD

Company's proposed application to issue A Shares in the PRC; (ii) the structure of the A Share Issue; (iii) the proposed amendments to the Articles of Association; and (iv) the EGM, A Shareholders Class Meeting and the H Shareholders Class Meeting.

2.	PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC

At a meeting of the Board held on 30 June 2009, it was resolved that, subject to Shareholders' approval, the Company will apply to the CSRC for the issue of no more than one billion additional A Shares, representing approximately 10.44% of all the A Shares currently in issue or 6.88% of the total issued share capital as enlarged by the A Share Issue. It is proposed that that the A Shares will be issued to no more than ten investors from among securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

3.	STRUCTURE OF THE PROPOSED A SHARE ISSUE

The structure of the proposed A Share Issue is as follows:

1.	Type of shares and nominal value	:	The domestic listed RMB denominated ordinary shares (A Shares), with a nominal value of RMB1.00 each.

2.	Method of issue	:	Private offering. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

3.	Target subscribers	:

Securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Private Offering of Shares by Listed Companies" through a bidding process.

4.	Lock-up period	:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

5.	Subscription method	:	All target subscribers will subscribe for the A Shares in cash.

- 2 -

LETTER FROM THE BOARD

6.	Number of A Shares to be issued	:

Not more than one billion A Shares. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM and Class Meetings to finalize the number of A Shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the A Share Issue.

7.	Pricing base date and price of the issue	:	The pricing base date of the A Share Issue is the date of announcement of the resolutions of the 13th meeting of the 3rd session of the Board.

The issue price per A Share will not be less than 90% of the average trading price of the A Shares in the 20 days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 days immediately preceding the pricing base date/the total volume of A Shares traded in the 20 days immediately preceding the pricing base date).

The exact price will be determined by the Board after obtaining the approval of the CSRC in accordance with the authority granted at the EGM and Class Meetings and in compliance with the "Implementation Details of Private Offering of Shares by Listed Companies", bidding results and in consultation with the lead underwriter(s). The minimum issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue or placing during the period from the pricing base date of the A Share Issue to the issue date of the A Shares.

8.	Place of listing	:	After expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be traded on the Shanghai Stock Exchange.

- 3 -

LETTER FROM THE BOARD

9.	Use of proceeds	:

The proceeds raised will not exceed RMB10 billion. After deduction of the relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement the working capital, details of the project investments are as follows:

	Investment	Proceeds to
Project name	required	be utilized
	(RMB)	(RMB)

(i)	Chongqing
800,000 tonnes alumina
	construction project	4.754 billion	2.3 billion
(ii)	Xing Xian alumina
	project	5.23 billion	3.7 billion
(iii)	Zhongzhou
Ore-dressing Bayer
Process expansion
	construction project	2.992 billion	2 billion
(iv)	Supplemental
	working capital	2 billion	2 billion

	Total:	14.976 billion	10 billion

If the actual net proceeds raised in the A Share Issue are less than the amount proposed to be utilized as set out above, the Company will make up the shortfall by its own means. If the time at which the proceeds raised does not match the implementation schedule of the projects, the Company may utilize other funds first and swap them with the proceeds raised when the funds are in place.

10.	Arrangements with	:	The new A Shareholders after completion of the A Share
	regard to the		Issue and existing Shareholders will share the cumulated
	cumulated profits		profits not distributed prior to the A Share Issue.
not distributed

11.	Validity period of	:	12 months from the date of the resolutions passed at the
	of the A Share		respective EGM, A Share Class Meeting and H Share Class
	Issue resolutions		Meeting.

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LETTER FROM THE BOARD

4.	EFFECT OF THE A SHARE ISSUE ON THE COMPANY'S SHAREHOLDING STRUCTURE

The following table sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the A Share Issue, (assuming that an additional one billion A Shares will be issued):

As at the Latest	Upon completion of
Practicable Date	the A Share Issue
	No. of shares		No. of shares
	in issue	%	in issue	%

A Shares	9,580,521,924	70.84	10,580,521,924	72.85
H Shares	3,943,965,968	29.16	3,943,965,968	27.15

Total	13,524,487,892	100	14,524,487,892	100

Note: On the assumption that a total of 1 billion A shares will be issued pursuant to the A Share Issue.

As at the Latest Practicable Date, Chinalco and its subsidiaries hold an aggregate of approximately 41.82% of the issued share capital of the Company. Upon completion of the A Share Issue and assuming the issuance of the maximum of one billion additional A Shares, Chinalco and its subsidiaries will hold in aggregate approximately 38.94% of the enlarged total issued share capital of the Company.

5.	REASONS FOR THE A SHARE ISSUE

The Directors believe that the A Share Issue will further enhance the Company's financing channels and provide the Company with funds required for its ongoing business developments, including the projects described above, thereby improving its production capacity and competitiveness in the aluminum industry.

6.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Upon completion of the A Share Issue, certain consequential amendments are required to be made to articles 21 (total issued shares) and 24 (total registered capital) of the Company's Articles of Association upon completion of the A Share Issue.

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LETTER FROM THE BOARD

7.	SHAREHOLDERS' APPROVAL AND OTHER APPROVALS

The proposed A Share Issue, which is conditional upon the obtaining of all necessary consents, approvals and authorizations from the relevant PRC governmental authorities, is subject to approval by Shareholders by way of a special resolution at the EGM, the A Share Class Meeting and the H Share Class Meeting. Details of the resolutions to be proposed at the respective meetings are set out in the notice of the EGM, A Share Class Meeting and H Share Class Meeting.

Special resolutions

Pursuant to PRC laws and regulations, the following resolutions are subject to Shareholders' approval at the EGM and the Class Meetings by way of special resolutions:

(1)	Resolution relating to the "Plan for the Private Offering of A Shares by the Company";

(2)	Resolution relating to the "Detailed Plan for the Private Offering of A Shares"; and

(3)

Resolution for the general meeting to authorize the Board and the persons to be authorized by the Board to deal with specific matters relating to the private offering of A Shares pursuant to the A Share Issue.

Ordinary resolutions Pursuant to PRC laws and regulations, the following resolutions relevant to the A Share Issue are also subject to Shareholders' approval at the EGM by way of ordinary resolutions:

(4)	Resolution relating to the compliance with the conditions for private offering of A Shares by the Company;

(5)	Resolution relating to the "The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report"; and

(6)	Resolution on the "Feasibility Analysis Report on the Use of Proceeds to be raised from the Private Offering of A Shares of the Company".

Details of the resolutions to be proposed at the EGM and the class meetings are set out in the respective notices convening the EGM and the class meetings. Relevant copies of the documents will be tabled at the EGM and the class meetings and made available to Shareholders for review at the EGM and the class meetings, they are also available on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of the Company (www.chalco.com.cn) and the website of the Hong Kong Stock Exchange (www.hkex.com.hk).

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LETTER FROM THE BOARD

8.	THE PLAN AND REPORTS TO BE APPROVED BY THE SHAREHOLDERS

Appendix I - Detailed Plan for the Private Offering of A Shares by the Company

At the EGM and the Class Meetings, the Shareholders have to consider and, if appropriate, approve by way of special resolution the "Plan for the Private Offering of A Shares by the Company" (resolution 1) and the "Detailed Plan for the Private Offering of A Shares" (resolution 2). The former is a summary of the plan for the A Share Issue whereas the "Detailed Plan for the Private Offering of A Shares" is a plan which is required to be approved by the Shareholders before it could be submitted to CSRC in support of the Company's application for the A Share Issue. A copy of the "Detailed Plan for the Private Offering of the A Shares" is set out in Appendix I to this circular.

Appendix II - The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report

Set out in Appendix II to this circular is a copy of "The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report". The Company last fund raisings were in 2007 when it (1) issued 1,236,731,739 ordinary shares denominated in RMB to merge with Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. by way of share exchange; and (2) issued 637,880,000 ordinary shares denominated in RMB to merge with Baotou Aluminum Co., Ltd. by way of share exchange. The total proceeds raised in the merger with Shandong Aluminum Co., Ltd. and Lanzhou Aluminum Co., Ltd. were RMB21,232,590,000 before deduction of the relevant expenses. The proceeds from these last fund raisings were invested in the relevant investment projects. Details of the proceeds raised by the Company from the two mergers are set out in the Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report in Appendix II, which is subject to Shareholders' approval by way of ordinary resolution at the EGM (but not at the class meetings) pursuant to the requirements of CSRC.

Appendix III - Feasibility Analysis Report on the Use of Proceeds to be Raised from the Private Offering of A Shares of the Company

A summary of the use of proceeds from the A Share Issue is disclosed in the Section 3(9) of this circular. Further details of the use of proceeds to be raised by the Company from the A Share Issue are set out in the Feasibility Analysis Report on the Use of Proceeds to be Raised by the Private Offering of A Shares of the Company in Appendix III to this circular. The report is subject to Shareholders' approval at the EGM (but not at the class meetings) by way of ordinary resolutions pursuant to the requirements of CSRC.

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LETTER FROM THE BOARD

9.	EGM, A SHAREHOLDERS CLASS MEETING AND H SHAREHOLDERS CLASS MEETING

The Company will convene the EGM, the A Share Class Meeting and the H Share Class Meeting to consider and approve by way of special resolutions:

(1)	the plan for the private offering of A Shares by the Company, details of which are set out in section 3 headed "Structure of the Proposed A Share Issue" in the circular;

(2)

the "Detailed Plan for the Private Offering of A Shares", a copy of which is set out in Appendix I to this circular. This plan is required to be approved by the Shareholders in support of the Company's application to CSRC for approval to proceed with the A Share Issue; and

(3)

the authorization to be granted to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the private offering of A Shares pursuant to the A Share Issue.

At the EGM, the following resolutions will be considered and approved by way of ordinary resolutions:

(4)	the conditions for private offering of A Shares have been complied with by the Company;

(5)	the "Report on the Use of Proceeds Raised in the Last Fund Raising Exercise and Independent Assurance Report", a copy of which is set out in Appendix II to the circular; and

(6)	the "Feasibility Analysis Report on the Use of Proceeds to be raised from the Private Offering of A Shares of the Company", a copy of which is set out in Appendix III to this circular.

A form of proxy for use at each of the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting is enclosed. Whether or not you are able to attend the meetings in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon. In the case of H Shareholders, the proxy form shall be lodged with the Company's H Share Registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. In the case of A Shareholders, the proxy form shall be lodged at the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

- 8 -

LETTER FROM THE BOARD

10.	CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Saturday, 25 July 2009 to Monday, 24 August 2009, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company at 4:30 p.m. on Friday, 24 July 2009 are entitled to attend and vote at the EGM and the H Shareholders Class Meeting after completing the registration procedures for attending the meetings. In order for holders of H Shares to be qualified for attendance at the EGM and the H Shareholders Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 24 July 2009 for registration.

11.	RECOMMENDATION

The Directors consider that the proposals relating to the A Share Issue and the consequential amendments to the Articles of Association are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders, A Shareholders and H Shareholders should vote in favour of all the resolutions to be proposed at EGM, A Shareholders Class Meeting and H Shareholders Class Meeting (as the case may be).

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

* For identification purpose only.

- 9 -

APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

For the purpose of the plan for the Private Offering of A Shares, unless the context otherwise specifies, the following terms shall have the following meanings:

"Company", "Issuer" or "Chalco"	Aluminum Corporation of China Limited;

"A Shares"	Renminbi denominated ordinary shares;

"H Shares"

the overseas listed foreign shares in ordinary share capital of Chalco with a nominal value of RMB1.00 each which are listed on the Hong Kong Stock Exchange, subscribed for and traded in Hong Kong Dollars;

"Private Offering" or the "Offering"	the issuance of not more than 1,000,000,000 A Shares in Chalco to specific target subscribers by way of private offering;

"Articles of Association"	Articles of Association of Aluminum Corporation of China Limited as modified or amended from time to time;

"Chinalco" or "Controlling Shareholder"	Aluminum Corporation of China;

"Shandong Aluminum"	the original Shandong Aluminum Industry Co., Ltd.;

"Lanzhou Aluminum"	the original Lanzhou Aluminum Co., Ltd.;

"Baotou Aluminum"	the original Baotou Aluminum Co., Ltd.;

"Board"	the Board of Directors of Aluminum Corporation of China Limited;

"CSRC"	China Securities Regulatory Commission;

"Plan"	Plan for the Private Offering of A Shares of Aluminum Corporation of China Limited;

"Shanghai Stock Exchange"	Shanghai Stock Exchange;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"RMB"	Renminbi yuan;

"bauxite"	a kind of mineral ores whose composition are principally alumina;

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

"alumina"	a compound, aluminium sesquioxide (Al2O3), a calcinated product of alumina plants whose content of aluminium sesquioxide is above 98%;

"metallurgical grade alumina"	also known as calcinated alumina, the raw material of primary aluminum production, which refers to alumina through calcination of aluminium hydroxide;

"primary aluminum"	also know as "aluminum", finished aluminum from smelting and fusion of alumina;

"Bayer process"	a refining process employed to extract alumina from ground bauxite with a strong solution of caustic soda at an elevated temperature;

"sintering method"	a refining process employed to extract alumina by mixing the ground bauxite with auxiliary materials and burning it in coal-fired rotary kilns;

"mixed combination process"	an alumina refining process which combines Bayer process and sintering method, and can more effectively extract alumina from bauxite, also known as "Bayer-sintering mix combination process".

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

DECLARATION

The Company and all members of the Board of Directors confirm the truthfulness, accuracy and completeness of the contents of this Plan and there is no misrepresentation or misleading statements contained in or material omissions from this Plan.

The Company shall be responsible for any change in its business operation and profitability as a result of the Private Offering of A Shares. Investors shall take any risks resulting from their investment in the Private Offering of A Shares into their own account.

The Plan as a proposal of the Board for the Private Offering of A Shares prevails any previous contrary statement which shall be deemed as untrue.

For any doubt, investors should consult their own stockbroker, solicitor, professional accountant or other professional adviser.

The statements set out herein do not represent any material judge, confirmation or approval of the approving authorities on the Private Offering of A Shares and its relevant matters, the effecting and completion of which are subject to approval or authorization of approving authorities.

IMPORTANT NOTICE

1.

Target subscribers: no more than ten specific target subscribers, including: securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

2.	Subscription method: All target subscribers will subscribe for the A Shares in cash.

3.

The Private Offering of A Shares and relevant matters have been considered and passed at the 13th meeting of the 3rd session of the Board, subject to consideration and approval by the Company's 2009 First Extraordinary General Meeting, 2009 Second Class Meeting of the Holders of A Shares and 2009 Second Class Meeting of the Holders of H Shares and authorizations of CSRC and other competent authorities.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

SECTION I	SUMMARY OF THE PLAN FOR THE PRIVATE OFFERING OF A SHARES

I.	BASIC INFORMATION OF THE ISSUER

Company name (in Chinese):

Company name (in English):	Aluminum Corporation of China Limited

Legal representative:	Xiong Weiping

Registration number of
corporate business license:	100000000035734

Date of establishment:	10 September 2001

Registered capital:	RMB13,524,487,892

Company Address:	No. 62 North Xizhimen Street, Haidian District, Beijing

Postcode:	100082

Tel:	010-82298080

Fax:	010-82298081

Company website:	www.chalco.com.cn

E-mail:	IR_FAQ@chalco.com.cn

Stock Exchange of listing A Shares:	Shanghai Stock Exchange

Stock abbreviation (A Shares) and code:	(601600)

Stock Exchange of listing H Shares:	Hong Kong Stock Exchange

Stock abbreviation (H Shares) and code:	Chalco (2600)

Stock Exchange of listing ADR:	New York Stock Exchange

Stock abbreviation (ADR) and code:	CHALCO(ACH)

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

The business scope of the Company includes: exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sales of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sale of sulphuric acid (or hazardous chemicals); exploration design, construction and installation, manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; materials inspection and analysis; operation of office automation and instruments; relevant technological development and technical service.

II.	BACKGROUND AND PURPOSE OF THE PRIVATE OFFERING

(I)	Background of the Private Offering

Currently as the exclusively large aluminum production and operation enterprise integrating exploration and mining of bauxite, production, sales and technical R&D of alumina, primary aluminum and aluminum fabrication, Chalco is the largest producer of alumina and primary aluminum in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum around the globe. Being a world-class enterprise with a highly international strategic position in China, Chalco has prominent competitive strengths in terms of participation in international competition, improvement of advanced production capacity and key technical level, integration of industry resources and enhancement of resource guarantee capability.

According to the Restructuring and Development Plan of the Nonferrous Metals Industry issued by the State Council on 11 May 2009, emphasis should be placed on control over total capacity, elimination of outdated capacity, reinforcement of technical renovation and promotion of corporate restructuring, to facilitate restructuring, optimization and upgrade of the nonferrous metals industry. The Company aims to speed up its strategic structuring and improve core competitiveness to lay a solid foundation for its sustainable future in line with the industry trend.

Through the initial public offering ("IPO") in April 2007, the Company issued 1,236,730,000 A Shares for the share exchange merger with Shandong Aluminum and Lanzhou Aluminum, and the new shares were listed on the Shanghai Stock Exchange. The Company publicly issued 637,880,000 new A Shares in December 2007 for the share exchange merger with Baotou Aluminum. The new A shares of the Company under the above IPO and the public new issue have been issued entirely for the share exchange mergers, and no shares have been issued to other investors for raising proceeds. Accordingly, an increasingly indispensable link for boosting the Company's sustainable growth is to refinance in the capital market, so as to further optimize its financing structure, ensure smooth progress of the projects to be financed by the proceeds and improve business structure.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

(II)	Purpose of the Private Offering

In response to the guidance of the national policy for strengthening of the nonferrous metals industry and in line with the State's blueprint for the nonferrous metals industry, the Company is to make an application for the Private Offering of A Shares to optimize financing structure, supplement working capital, enhance its influence in capital market and put the resource allocation function of capital market into full play, aiming to improve its profitability and core competitiveness for sustainable growth.

III.	SUMMARY OF THE PLAN FOR THE PRIVATE OFFERING

(I)	Type of shares to be issued and nominal value

Domestic listed RMB denominated ordinary shares (A Shares) with a nominal value of RMB1.00 each.

(II)	Method of issue

The Shares under the Offering will be fully issued to specific target subscribers. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

(III)	Target subscribers

The scope of target subscribers of the Private Offering includes securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and qualified foreign institutional investors who are legal persons, natural persons, or other legally qualified investors in compliance with relevant provisions and conditions. The Company will determine the specific target subscribers after obtaining the relevant approval of the issue and in accordance with the Implementation Details of Private Offering of Shares by Public Companies through bidding process.

(IV)	Lock-up period

The Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the Offering.

(V)	Subscription method

All target subscribers will subscribe for the Offering in cash.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

(VI)	Number of shares to be issued

Not more than 1,000,000,000 shares under the A Share Issue. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, capitalization issues, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the general meeting to finalize the number of shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the Private Offering.

(VII)	Pricing base date and price of the issue

The pricing base date of the issue is the date of the announcement of resolutions of the 13th meeting of the 3rd session of the Board of the Company.

The issue price under the Offering will be not less than 90% of the average trading price of A Shares of the Company in the 20 trading days immediately preceding the pricing base date (the average trading price of A shares in the 20 days immediately preceding the pricing base date = the total amount of A shares traded in the 20 days immediately preceding the pricing base date / the total volume of A shares traded in the 20 days immediately preceding the pricing base date). The exact price will be determined by the Board after obtaining the approval for the Private Offering from the CSRC in accordance with the authorization granted at the general meeting and the Implementation Details of Private Offering of Shares by Listed Companies, bidding results and in consultation with the lead underwriter(s) of the Offering.

The minimum issue price of the Offering will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer to share capital or placing during the period from the pricing base date of the Offering to the Offering date.

(VIII)	Place of listing

After expiration of the lock-up period of the Offering, the A Shares issued will be traded on the Shanghai Stock Exchange.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

(IX)	Use of proceeds

The proceeds proposed to be raised under the Offering will not exceed RMB10 billion. After deduction of relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital, details of the project investments are as follows:

			Proceeds to
No.	Name of the project	Investment needed	be utilized
		(RMB billion)	(RMB billion)

1.	Chongqing 800,000-tonne Alumina Project	4.754	2.300
2.	Xing Xian Alumina Project	5.230	3.700
3.	Zhongzhou Ore-dressing Bayer Process
	Expansion Construction Project	2.992	2.000
4.	Additional Working Capital	2.000	2.000

Total		14.976	10.000

If the actual amount of net proceeds raised in the Private Offering is less than the total amount of the proceeds to be utilized for the above projects, the Company will make up the shortfall by its own means. If the time at which the proceeds are raised does not match the implementation schedule of projects, the Company may, subject to actual needs, utilize other funds first and swap them with the proceeds raised when the funds are in place.

(X)	Arrangements with regard to the cumulated profits not distributed before the Private Offering

After completion of the Private Offering, the new shareholders and existing shareholders will share the cumulated profits not distributed prior to the Private Offering.

(XI)	Period of validity of the resolution relating to the Private Offering

12 months from the date of the proposal of the Private Offering being considered and passed at the general meeting, A Share Class Meeting and H Share Class Meeting of the Company.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

IV.	WHETHER THE OFFERING TO CONSTITUTE A CONNECTED TRANSACTION

As at the announcement date hereof, there is no connected party intending to purchase any Shares under the Offering, which shall not constitute a connected transaction.

V.	WHETHER THE OFFERING CAUSE CHANGES IN CONTROL OVER THE COMPANY

Before the Offering and as at the announcement date hereof, Chinalco directly holds approximately 38.56% equity interest in the Company, and aggregately holds approximately 41.82% equity interest in the Company through its subsidiaries. Thus, Chinalco is the controlling shareholder and de facto controller of the Company. Upon completion of the Private Offering (assuming a maximum of 1,000,000,000 shares are issued), Chinalco will aggregately hold approximately 38.94% equity interest or so in the Company and is still the controlling shareholder and de facto controller of the Company. Accordingly, the Offering will not cause any changes in control over the Company.

VI.	PROGRESS OF APPROVAL OF THE PLAN FOR THE OFFERING FROM RELEVANT AUTHORITIES AND PENDING APPLICATION AND APPROVAL PROCEDURES

The Private Offering of A Shares and relevant matters have been considered and passed at the 13th meeting of the 3rd session of the Board, subject to consideration and approval by the Company's 2009 First Extraordinary General Meeting, 2009 Second Class Meeting of the Holders of A Shares and 2009 Second Class Meeting of the Holders of H Shares and authorizations of CSRC and other competent authorities.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

SECTION II	THE BOARD'S FEASIBILITY ANALYSIS OF THE USE OF PROCEEDS FROM THE OFFERING

I.	PLAN FOR THE USE OF PROCEEDS

The proceeds raised will not exceed RMB10 billion. After deduction of the relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. Details of the project investments are as follows:

			Proceeds to
No.	Name of the project	Investment needed	be utilized
		(RMB billion)	(RMB billion)

1	Chongqing 800,000-tonne Alumina Project	4.754	2.300
2	Xing Xian Alumina Project	5.230	3.700
3	Zhongzhou Ore-dressing Bayer Process
	Expansion Construction Project	2.992	2.000
4	Additional Working Capital	2.000	2.000

Total		14.976	10.000

II.	BASIC INFORMATION AND PROSPECTS OF THE PROJECTS TO BE FINANCED BY THE PROCEEDS

(I)	Chongqing 800,000 tonnes Alumina Project

1.	Basic information of the project

The project is located in Shuijiang Town, Nanchuan City, Chongqing. Construction work of the project mainly includes two alumina production lines of series process of ore-dressing and desulfurization with an annual capacity of 400,000 tonnes each and a ore-dressing desulfurization system, together with the construction of an ancillary bauxite mine with an annual capacity of 1,650,000 tonnes, thermal generation units with installed capacity of 37MW and other ancillary production systems. This project is expected to commence operation by 2010, adding an annual capacity of 800,000 tonnes of metallurgical grade alumina to the Company

The total project investment amounts to RMB4,754 million, among which RMB2,300 million will be financed by proceeds from the Offering, and the rest by internal resources of the Company.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

2.	Prospects of the project

The project construction is well equipped with advanced and reliable technology. With certain risk resistance, the project can make full use of regional resource advantages to alleviate demand and supply conflict in domestic alumina market and is in accordance with industrial policies of the State.

Bauxite and coal resources are abundant in Nanchuan, Chongqing. The Company fully leverages on the resources to add alumina capacity of 800,000 tonnes per year, which extends upstream bauxite and alumina resource sections, lowering alumina production cost for the Company. The project can transform resources advantage of the Company into economic ones, which endows promising profit and development prospects.

(II)	Xing Xian Alumina Project

1.	Basic information of the project

Located at Xing Xian, Lvliang City of Shanxi Province, the project adopts Bayer process as its production process. With designed capacity of 800,000 tonnes of metallurgical grade alumina per year, the construction mainly involves Bayer process production system and ancillary facilities such as a self-owned power plant with an installed capacity of 50MW, coupled with a bauxite mine with an annual capacity of 990,000 tonnes. This project is intended to complete construction within two years and is immediately available for take over and production, adding an annual capacity of 800,000 tonnes of alumina to the Company.

The total project investment amounts to RMB5,230 million, among which RMB3,700 million will be financed by proceeds from the Offering, and the rest by internal resources of the Company.

2.	Prospects of the project

Xing Xian in Shanxi Province has abundant bauxite resources, approximately 150 million tonnes with high grade ore, which is one of the few well preserved mines in China. Furthermore, this region has vast coal resources of 4,760 million tonnes. The abundant energy resources endow favorable resource condition and development space for alumina industry. Based on the comprehensive analysis on China's alumina industry in next 10-20 years, the competition of alumina industry will be ultimately reflected on the competition for bauxite. To build the project in bauxite abundant Xing Xian is in line with the strategic layout of the Company, completing the business chain and upgrading core competitiveness of the Company. Backed by vast ore resources, the alumina production system owns prominent resource and cost edges with a promising future.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

(III)	Zhongzhou Ore-dressing Bayer Process Expansion Construction Project

1.	Basic information of the project

The project is located in Xiuwu County, Jiaozuo City of Henan Province, comprising two ore-dressing Bayer process production lines and auxiliaries including two 30MW thermal power generation units, together with mining facilities with a capacity of 1,250,000 tonnes per year (production lines 3 and 4). The main project construction and investment include ore-processing, alumina factory, thermal power plant, gas plant, water plant, railway, periphery constructions. The construction period is two years and it is immediately available for production upon completion, with a capacity expected at 700,000 tonnes per year.

The total project investment amounts to RMB2,992 million, among which RMB2,000 million will be financed by proceeds from the Offering, and the rest by internal resources of the Company.

2.	Prospects of the project

The project is an expansion on Bayer process production lines 1 and 2 of Chalco Zhongzhou, and therefore the technology is fully mature, allowing fast equipment selection and construction progress. Compared with the mixed combination process prevailing in China, the project saves investment and cost. The project period is only two years, with 50% capacity available after the first year to bring in investment return in a short period.

Upon completion, a new alumina capacity of 700,000 tonnes will be added to the Company. By then Chalco Zhongzhou will have annual alumina capacity of 1 million tonnes (sintering method) plus 1.3 million tonnes (Bayer process), totalling 2.3 million tonnes a year. The execution of the project is conducive to strengthening the overall strength and market dominance of the Company, greatly upgrading influence and competitiveness of Chalco in domestic and overseas markets.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

(IV)	Supplemental Working Capital

1.	Basic information of the project

Approximately RMB2 billion out of the proceeds from the Private Offering is planned to be used to supplement the working capital of the Company.

2.	Necessity of the project

Global financial crisis has inflicted huge impact on world economy and non-ferrous metals market and to the Company's performance as well. Cash flows generated by operation activities are no longer sufficient to cater for future development. The Private Offering is designed to raise proceeds to increase capital strength for the Company and replenish its working capital. This is to meet the needs from business operation, as well as improve core competitiveness and secure implementation of corporate development strategy on the basis of controlled financial risks.

3.	Impact of the project on financial condition of the Company

As at the end of 2007 and 2008, gearing ratio of the Company (on a consolidated basis) was 39.07% and 55.58%, current ratio was 1.29 and 1.10, quick ratio was 0.63 and 0.59, respectively. Through supplementing liquidity by part of the proceeds from the Private Offering, the Company is able to improve its solvency, reduce financial exposure, cut financing cost, improve profitability and the overall financial standing. Also the Company can effectively reduce its gearing ratio, which will strengthen the Company's operations and facilitate the Company's strategic restructuring for a leap forward in development.

III.	IMPACTS ON BUSINESS OPERATION AND FINANCIAL POSITION OF THE COMPANY FROM THE PRIVATE OFFERING

(I)	Impacts on Business Operation of the Company from the Private Offering

After deduction of the relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. The completion and production of projects funded by the proceeds will allow the Company to complete the "bauxite - alumina - smelting of aluminum - aluminum fabrication" business chain, sharpen competitive edge and optimize its business structure.

The projects financed by the proceeds of the Private Offering are in line with relevant industry policy of the State and the Company's overall future strategy, thus promising sound market prospects and economic benefits. Upon commencing production of the projects, profitability of the Company is to further step up which in turn will improve core competitiveness for future sustainable development of the Company.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

(II)	Impacts on Financial Position of the Company from the Private Offering

1.	Lower financial risk

As at the end of 2007 and 2008, gearing ratio of the Company (on a consolidated basis) was 39.07% and 55.58%, current ratio was 1.29 and 1.10, and quick ratio was 0.63 and 0.59, respectively. Estimating by the Company's financial data of first quarter in 2009, upon completion of the Private Offering, owner's equity attributable to the parent company will increase by RMB10 billion, thus reducing gearing ratio and significantly improving current ratio and quick ratio. The Private Offering is conducive to increase equity capital of the Company, optimize financial structure, lower financial risk, maintain appropriate financial flexibility and operation capacity, and improve overall financial position of the Company.

2.	Improve profitability

After deduction of the relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. After the projects' commencing operation, the business structure of the Company will be optimized. As and when the benefits of the projects begin to materialize, operating revenue and profitability of the Company will also be upgraded.

In recent years, debt scale and interest expenses of the Company have increased. As at the end of 2007 and 2008, short-term borrowings were RMB5,818 million and RMB14,188 million; long-term borrowings were RMB15,480 million and RMB24,169 million respectively; two items collectively increased by RMB17,059 million. Interest expenses for year 2007 and 2008 were RMB1,226 million and RMB1,865 million respectively. Upon reception of proceeds from the Private Offering, the Company will be able to lower financial cost and improve profitability.

3.	Improve cash flows

During 2008, non-ferrous metal industry saw plummeting profitability, and the net profit and cash flows of the Company also suffered. Net cash flows generated from operating activities of the Company were RMB12,123 million and RMB5,004 million for year 2007 and 2008 respectively. Besides, given the characteristics of non-ferrous metal industry and corporate strategy, the Company's capital expenditures were of considerable scale in recent years. Net cash flows from investment activities of the Company were RMB-8,563 million and RMB-22,204 million for year 2007 and 2008 respectively. Such capital gap is currently satisfied by debt facilities like bank borrowings, mid-term notes and short term debentures. During years 2007 and 2008, cash received as borrowings was RMB12,262 million and RMB32,401 million; cash received from issue of bonds was RMB4,967 million and RMB14,950 million, respectively. Upon completion of the Private Offering, financing structure and cash flows of the Company will be improved, which helps production and operation stability as well as progress of corporate strategy.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

IV.	SUBMISSION FOR APPROVALS CONCERNING THE PROJECTS TO BE FINANCED BY THE PROCEEDS

Submission for approvals concerning the projects to be financed by the Proceeds is as follows:

(I)	Chongqing 800,000 tonnes Alumina Project

The project has been approved by "Reply to Chinalco Chongqing 800,000 tonnes Alumina Project" (Fa Gai Gong Ye [2006] No.2964) issued by National Development and Reform Commission ("NDRC").

Acquiring relevant certificates for the land of the project construction is in progress.

The former State Environmental Protection Administration had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chinalco Chongqing 800,000 tonnes Alumina Project" (Huan Shen [2006] No.351), consenting the execution of the project.

(II)	Xing Xian Alumina Project

The project has been approved by "Reply to Chalco Xing Xian Alumina Project" (Fa Gai Gong Ye [2008] No.804) issued by NDRC.

Acquiring relevant certificates for the land of the project construction is in progress.

The former State Environmental Protection Administration had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chalco Xing Xian Alumina Project" (Huan Shen [2007] No.566), consenting the execution of the project.

(III)	Zhongzhou Ore-dressing Bayer Process Expansion Construction Project

The project has been approved by "Reply to Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project" (Fa Gai Gong Ye [2008] No.1553) issued by NDRC.

Acquiring relevant certificates for the land of the project construction is in progress.

The Ministry of Environmental Protection had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project" (Huan Shen [2008] No.10), consenting the execution of the project.

The projects to be financed by the proceeds are subject to the approval by the Company's 2009 first extraordinary general meeting, 2009 second class meeting of the holders of A Shares and 2009 second class meeting of the holders of H Shares, as well as approval and authorization by CSRC and other competent authorities.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

SECTION III	THE BOARD'S DISCUSSION AND ANALYSIS OF IMPACTS OF THE OFFERING ON THE COMPANY

I.	CHANGES IN BUSINESS OPERATION, ASSETS, ARTICLES OF ASSOCIATION, SHAREHOLDER STRUCTURE, SENIOR MANAGEMENT STRUCTURE AND BUSINESS STRUCTURE OF THE COMPANY UPON COMPLETION OF THE OFFERING

(I)	Impacts on business and assets of the Company from the Offering

After deduction of relevant expenses, the proceeds raised from private offering will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project, and to supplement working capital. Upon commencement of production, the projects can effectively improve the Company's principle business performance and sharpen its core competitiveness. Business scope of the Company will remain unchanged upon completion of the Offering.

(II)	Impacts on the Articles of Association from the Offering

Upon completion of the Offering, the Company will amend paragraphs regarding registered capital, share capital structure, and matters relating to the Private Offering in the Articles of Association.

(III)	Impacts on shareholder structure from the Offering

Upon completion of the Offering, shareholder structure of the Company will change accordingly. Before the Offering, Chinalco directly holds 38.56% equity interest in the Company and collectively hold 41.82% equity interest in the Company through its subsidiaries. Upon completion of the Private Offering (assuming a maximum of 1,000,000,000 shares are issued), Chinalco will aggregately hold approximately 38.94% equity interest in the Company and is still the controlling shareholder and de facto controller of the Company. Accordingly, the Offering will not cause any changes in control over the Company.

(IV)	Impacts on senior management structure from the Offering

The completion of the Offering will not result in any material change in senior management structure of the Company.

(V)	Impacts on business structure from the Offering

The completion of the Offering will not have significant impact on the business structure of the Company.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

II.	CHANGES IN FINANCIAL POSITION, PROFITABILITY AND CASH FLOWS OF THE COMPANY UPON COMPLETION OF THE OFFERING

Upon receipt of proceeds from the Private Offering, the Company's total assets and net assets will increase accordingly, with better financial condition, more rational assets and liabilities structure, higher profitability and sharpened competitive edge. Particulars on impacts on financial position, profitability and cash flows of the Company upon completion of the Offering are as follows:

(I)	Impact on financial condition of the Company

Upon completion of the Private Offering, the Company's total assets and net assets will increase accordingly with stronger capital strength and lower gearing ratio. It helps to reduce financial risk of the Company to secure subsequent debt financing.

(II)	Impact on profitability of the Company

Upon completion of the Private Offering, economic merit and optimized business structure from commencement of production of projects to be financed by the proceeds will bring about increased revenue from principal business and lower financial cost to effectively boost its profitability and competitive edge.

(III)	Impact on cash flows of the Company

The completion of the Private Offering will bring noticeably increased cash inflows from financing activities. With commencement of production and benefits generation from the projects to be financed by the proceeds, there may be an increase in cash inflows from operating activities and cash outflows from financing activities in the future.

III.

CHANGES IN BUSINESS RELATIONSHIP, MANAGEMENT RELATIONSHIP, CONNECTED TRANSACTION AND HORIZONTAL COMPETITION AMONG THE COMPANY, CONTROLLING SHAREHOLDER AND ITS ASSOCIATES UPON COMPLETION OF THE OFFERING

Upon completion of the Offering, there will be no significant changes in business relationship or management relationship or new connected transaction or horizontal competition among the Company, the controlling shareholder Chinalco and its associates.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

IV.

ANY FUNDS OR ASSETS OF THE COMPANY TO BE OCCUPIED BY CONTROLLING SHAREHOLDER AND ITS ASSOCIATES, OR ANY GUARANTEE TO BE PROVIDED BY THE COMPANY FOR CONTROLLING SHAREHOLDER AND ITS ASSOCIATES UPON COMPLETION OF THE OFFERING

Upon completion of the Offering, all capital transactions between the Company, controlling shareholder and its associates will be in ordinary course of business. There will be no funds or assets of the Company to be occupied by or any non-compliant guarantee to be provided by the Company for the controlling shareholder and its associates.

V.	IMPACTS ON LIABILITIES OF THE COMPANY FROM THE OFFERING

As at 31 March 2009, the Company's gearing ratio was approximately 56.15% (consolidated statements). Based on RMB10 billion of proceeds to be raised from the Offering, upon completion of the Private Offering, the Company's gearing ratio will lower down to around 52.21%. Therefore, the Private Offering can improve assets and liabilities structure of the Company. It also helps to reduce financial risk of the Company to secure subsequent debt financing.

VI.	EXPLANATION ON RISKS CONCERNING THE OFFERING

(I)	Operation Risk

1.	Risks about macro economy and industry cycle

Given evident correlation between profitability of aluminum enterprises and industry cycle, the Company's operating results could be adversely affected in case of macro economic slowdown or recession.

2.	Risks about periodic fluctuation in product price

As fundamental raw materials, alumina and primary aluminum have correlation with machinery, electricity, aviation, spaceflight, shipbuilding, auto manufacture, package, construction, transport, commodities, property and other industries. Influenced by national economy, their product prices saw relevant periodic fluctuation due to the change of macroeconomic environment.

At present, as domestic aluminum product price is almost in line with international market price, the influence of world economy periodic fluctuation on the development of domestic aluminum industry has become more and more prominent. The domestic alumina and primary aluminum price trends are almost in coincidence with the global price trends, also influenced by the domestic and global macroeconomic trends to a great extent. In case of a significant fluctuation of alumina and primary aluminum price in domestic and international market, the Company's business, financial condition and operating results could be affected.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

3.	Risks about rise in price of raw material and energy

Production raw materials for alumina of the Company include bauxite, and other materials including electricity, coal, alkali, heavy oil, limestone, etc. Production raw materials for primary aluminum of the Company include alumina, and other materials including electricity, carbon products, etc. If future prices of aforesaid raw materials and energy continue to rise, the production cost of the Company may increase, which may in turn impact the Company's operating results.

4.	Risks about raw materials supply

Bauxite is the most important raw material for alumina production. The Company obtains bauxite from three major sources, including self-owned mines, jointly operated mines, and other suppliers. Each of these sourcing methods could affect supply or cost of supply. If the Company is unable to obtain a steady supply of key raw materials at a competitive price, the Company's operating results may be affected.

5.	Risks about energy supply

Coal proved to be necessary energy and fuel in alumina production process of the Company. Demand for coal from production has increased due to surging production capacity of the Company. In event of production reduction and suspension of production due to coal supply shortage from suppliers owing to prevailing undersupply or other reasons, the Company's financial position and operating results may be affected.

Smelting of primary aluminum which involves electrolytic reduction process requires a large amount of continuous power supply. Power failure may lead to prolonged production suspension and re-start of production may lead to cost increase and disposal of defect products in the production process. In certain extreme circumstances, power failure may also damage or ruin equipment or facilities. In that case, the Company's production could be adversely affected.

6.	Unknown risks in operation course

The Company may experience major accidents in the course of operations, which may cause significant property damage and personal injuries. Significant industry-related accidents and natural disasters may cause interruptions to some parts of operations, or could result in property or environmental damage, increase in operating expenses or loss of revenue. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies the Company carries. If relevant loss or payment can not be fully covered, the Company's operating results could be adversely affected.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

(II)	Risks on Policy

1.	Risks about industry policy

Aluminum industry is an important fundamental industry in China. In order to promote healthy and sustainable development of the industry, China government has implemented a series of macroeconomic control measures. According to the Restructuring and Development Plan of the Nonferrous Metals Industry issued by the State Council on 11 May 2009, emphasis should be placed on control over total capacity, elimination of outdated capacity, technical renovation and corporate restructuring, to facilitate restructuring, optimization and upgrade of the nonferrous metals industry.

Further potential adjustment to government's industry policy may have an impact on alumina and primary aluminum market, and influence the Company's operating results.

2.	Risks about environmental protection

The Company's business is classified as smelting industry. During the production of alumina, main pollution sources include waste gas, waste material and waste water such as sulfur dioxide, red mud and gangue suspensions. The gas generated from primary aluminum production contains contaminations such as fluorid, pitch smoke and dust. If without relevant purification treatment or environmental protection measures failed to meet the standards, production and ecology environment will be polluted. The mining of bauxite not only generates dust and solid waste pollution, but also leads to the change of physiognomy, vegetation damage and water and soil loss, impacting the ecology environment balance. Although alumina and primary aluminum factories of the Company have set up a comprehensive set of environmental protection system on waste discharge control in accordance with Chinese environmental protection regulations, higher standards for environmental protection, if introduced by China government, will have an impact on the Company's operation and increase the cost.

(III)	Financial Risk

1.	Risks about increase in the Company's debt

The Company has been growing rapidly in recent years. As of 31 December 2006, 2007 and 2008, the total liabilities of the Company amounted to RMB32.675 billion, RMB33.341 billion and RMB75.331 billion respectively (consolidated statements). With the development of business, the liabilities of the Company may further expand in future. More cash flows from operating activities could be used for repayment of principal and interests, resulting in less cash flows for working capital and capital expenditures.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE PRIVATE OFFERING OF A SHARES

2.	Risks about lower return on net assets

Upon completion of the Private Offering, the Company expects to raise RMB10 billion (before deducting offering expenses), and thus a significant increase in its net assets. As a certain period of time is required for construction, commencement of production and benefits generation of the projects to be financed by the proceeds, the Company's net profit, in near term, may be unable to increase in conjunction with net assets, resulting in a decrease in return on net assets. Thus, the Company is exposed to risks about lower return on net assets.

(IV)	Management Risk

In 2007, by capturing market opportunities of capital operations, the Company completed the mergers of Shandong Aluminum, Lanzhou Aluminum and Baotou Aluminum. In May 2008, acquisitions of five aluminum fabrication enterprises and one aluminum smelter were completed by the Company at initial consideration agreed at RMB4.175 billion. As the business scale of the Company has been expanding rapidly, the Company's operating results could be adversely affected due to failure in effective management.

(V)	Other Risk

1.	Risks about approval

The Private Offering of A Shares is subject to consideration and approval by the Company's 2009 First Extraordinary General Meeting, 2009 Second Class Meeting of the Holders of A Shares and 2009 Second Class Meeting of the Holders of H Shares and authorizations by CSRC and other competent authorities. There is uncertainty in obtaining the approvals and the timing of the final authorization.

2.	Risks about share price

Return on stock market investment is accompanied by risks. Stock price is not only influenced by profitability and development prospect of the Company, but also by investor sentiment, stock supply and demand, development and consolidation in the industry in which the Company is operated, state's macroeconomic conditions and other factors such as political, economic and financial policies. Investors should be fully aware that the stock price of the Company may fluctuate due to the aforesaid factors, directly or indirectly, causing loss to the investors.

Aluminum Corporation of China Limited The Board of Directors

30 June 2009

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APPENDIX II	THE REPORT OF USE OF PROCEEDS FROM THE LAST FUND RAISING EXERCISE AND INDEPENDENT ASSURANCE REPORT

(This report below represents a direct translation of the original Chinese document. Should there be any differences in interpretation, the Chinese version would prevail.)

Independent Assurance Report
on the Report of Use of Proceeds from the Last Fund Raising Exercise

PwC ZT Te Shen Zi (2009) No.690

To the Board of Directors of Aluminum Corporation of China Limited:

We have been engaged to perform a reasonable assurance engagement on the accompanying report of use of Chinese Renminbi denominated proceeds from previous issurance of ordinary shares of Aluminum Corporation of China Limited ("Chalco'') in April 2007 and December 2007 respectively (hereafter collectively referred to as "Proceeds from the Last Fund Raising Exercise'') (the "Report of Use of Proceeds from the Last Fund Raising Exercise'') for the period up to 31 December 2008.

The management of Chalco is responsible for the preparation of the Report of Use of Proceeds from the Last Fund Raising Exercise in accordance with the "Regulations on the Report of Use of Proceeds from the Last Fund Raising Exercise" issued by the China Securities Regulatory Commission (the "CSRC"). This responsibility includes the designing, implementing and maintaining internal control relevant to the preparation and the truthfulness, accuracy and completeness of Report of Use of Proceeds from the Last Fund Raising Exercise that is free from material misstatements, whether due to fraud or error. Our responsibility is to express a conclusion on the Report of Use of Proceeds from the Last Fund Raising Exercise based our work performed.

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APPENDIX II	THE REPORT OF USE OF PROCEEDS FROM THE LAST FUND RAISING EXERCISE AND INDEPENDENT ASSURANCE REPORT

We conducted our work in accordance with "China Standards on Other Assurance Engagements No. 3101 - Assurance Engagements other than Audits or Reviews of Historical Financial Information" to obtain a reasonable assurance as to whether the Report of Use of Proceeds from the Last Fund Raising Exercise is free from material misstatement. Within the scope of our work, we performed such procedures as understanding, inquiry, inspection and recalculation, and any other procedures we considered necessary. The procedures selected depend on our professional judgement, including the assessment of the risks of material misstatement of the Report of Use of Proceeds from the Last Fund Raising Exercise, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the preparation of Report of Use of Proceeds from the Last Fund Raising Exercise in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our conclusion.

In our opinion, the above mentioned Report of Use of Proceeds from the Last Fund Raising Exercise was prepared in accordance with the "Regulations on the Report of Use of Proceeds from the Last Fund Raising Exercise issued by the CSRC, and the report fairly reflects, in all material aspects, the use of proceeds from the last fund raising exercise of Chalco for the period up to 31 December 2008.

This report is solely for the information of the directors of Chalco in connection with its submission of application documents to the CSRC for the proposed issuance of shares, and should not be used for any other purposes.

PricewaterhouseCoopers Zhong Tian
Certified Public Accountants Limited Company	Certified public accountant
Feng Heping

Certified public accountant
Li Yun

Shanghai, the PRC 30 June 2009

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APPENDIX II	THE REPORT OF USE OF PROCEEDS FROM THE LAST FUND RAISING EXERCISE AND INDEPENDENT ASSURANCE REPORT

I.	PROCEEDS RAISED IN THE LAST FUND RAISING

1.

The acquisition of Shandong Aluminum Industry Co., Ltd. (hereafter as "Shandong Aluminum") and Lanzhou Aluminum Co., Ltd. (hereafter as "Lanzhou Aluminum") with Aluminum Corporation of China Limited (hereafter as "Chalco" or the "Company") by way of share exchange.

In accordance with Zheng Jian Fa Xing Zi [2007] No. 97 Notice in relation to the approval of public issuance of A shares and acquisition of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. by Aluminum Corporation of China Limited issued by the China Securities Regulatory Commission (the "CSRC"), Chalco issued 1,236,731,739 Chinese Renminbi ("RMB") ordinary shares (A Share) at a price of RMB 6.60 per share to acquire Shandong Aluminum and Lanzhou Aluminum, and completed the share reforms of Shandong Aluminum and Lanzhou Aluminum. In connection with these acquisitions, the exchange price for shares of Shandong Aluminum was RMB20.81 per share, and the relevant exchange ratio was 3.15:1 (i.e. 1 Shandong Aluminum share in exchange for 3.15 Chalco shares). The exchange price for shares held by holders of non-tradable shares of Lanzhou Aluminum was RMB6.60 per share, and the exchange ratio was 1:1, while the exchange price for shares held by holders of tradable shares was RMB11.88 per share, and the exchange ratio was 1.80:1 (i.e. 1 Lanzhou Aluminum share in exchange for 1.80 Chalco shares). The shares of Shandong Aluminum and Lanzhou Aluminum held by the Company were not included in the exchange of shares. The Company did not exercise cash alternative option and this option was written off upon completion of the acquisition. Upon completion of the acquisition, all assets, liabilities and interests of the original Shandong Aluminum and Lanzhou Aluminum were consolidated into Chalco and their existing status as legal persons were thereby cancelled. Zhong Lei Certified Public Accountants has verified the public issuance of shares and issued the Zhong Lei Yan Zi [2007] No. 8029 capital verification report .

As agreed by the document Notice in relation to the listing of RMB denominated ordinary shares by Aluminum Corporation of China Limited (Shang Zheng Shang Zi [2007] No. 85 issued by the Shanghai Stock Exchange, the RMB denominated ordinary shares issued by the Company was listed on the Shanghai Stock Exchange on 30 April 2007.

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APPENDIX II	THE REPORT OF USE OF PROCEEDS FROM THE LAST FUND RAISING EXERCISE AND INDEPENDENT ASSURANCE REPORT

2.	The acquisition of Baotou Aluminum Co., Ltd. (hereafter as "Baotou Aluminum") with Chalco by way of share exchange

In accordance with Zheng Jian Gong Si Zi [2007] No. 213 Notice in relation to the approval of acquisition of Baotou Aluminum Co., Ltd. by Aluminum Corporation of China Limited issued by the CSRC, the Company issued 637,880,000 RMB denominated ordinary shares (A Share) at a price of RMB20.49 per share to acquire Baotou Aluminum by way of share exchange. In connection with the acquisition, the exchange price for Baotou Aluminum share was RMB30.34 per share, and the exchange ratio was 1.48:1 (i.e. 1 Baotou Aluminum share in exchange for 1.48 Chalco shares). Upon completion of the acquisition by way of share exchange, all assets, liabilities and interests of Baotou Aluminum were consolidated into Chalco which was the continuing entity upon completion of the merger, and the status of Baotou Aluminum as a legal person was thereby cancelled. Zhong Lei Certified Public Accountants has verified the public issuance of shares and issued the Zhong Lei Yan Zi [2007] No. 8036 capital verification report .

II.	ACTUAL USE OF PROCEEDS RAISED IN LAST FUND RAISING

As at 31 December 2008, the use of proceeds from last fund raising of the Company is set out as follows:

Unit: RMB0'000

Total amount of	Accumulated amount of
proceeds raised: 2,123,259 (Note 1)	used proceeds: 2,123,259

Total amount of used proceeds
in respective year:
Total amount of proceeds
changed in use: 0	2007: 2,123,259

Percentage of total proceeds
changed in use: 0.00%	2008: nil

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APPENDIX II	THE REPORT OF USE OF PROCEEDS FROM THE LAST FUND RAISING EXERCISE AND INDEPENDENT ASSURANCE REPORT

	Total amount of	Accumulated proceeds invested
Investment projects	proceeds invested	as at the closing date	Date on
									Difference	which
									between	projects are
									actual	available for
									investment	intended
									amount and	use (or
			Committed	Committed		Committed	Committed		committed	status of
			investment	investment		investment	investment		investment	completion
	Committed	Actual	amount	amount	Actual	amount	amount	Actual	amount	as at the
	investment	investment	prior to the	after the	investment	prior to the	after the	investment	after the	closing
No.	projects	projects	fund raising	fund raising	amount	fund raising	fund raising	amount	fund raising	date)

1.	Acquisition of	Merger of Shandong
	Shandong Aluminum	Aluminum and
	and Lanzhou	Lanzhou Aluminum
	Aluminum by way	by way of share
	of share exchange	exchange	816,243	816,243	816,243	816,243	816,243	816,243	0	N/A

2.	Acquisition of	Merger of Baotou
	Baotou Aluminum	Aluminum by
	by way of share	way of share
	exchange	exchange	1,307,016	1,307,016	1,307,016	1,307,016	1,307,016	1,307,016	0	N/A

Note 1:	The total amount of proceeds raised from the two acquisitions by way of share exchange disclosed above have not deducted their respective issue expenses of RMB119 million and RMB60 million.

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APPENDIX II	THE REPORT OF USE OF PROCEEDS FROM THE LAST FUND RAISING EXERCISE AND INDEPENDENT ASSURANCE REPORT

II.	ACTUAL USE OF PROCEEDS RAISED IN LAST FUND RAISING (continued)

As at 31 December 2008, the economic benefits generated from the investment projects using the proceeds from last fund raising are as follows:

Unit: RMB 0'000

Accumulated
utilization
	rate of			Accumulated
	production	Commitment of		economic	Estimated
Actual Investment	capacity	economic benefits	Actual economic benefits in	benefits	economic
projects	of investment	to be generated	the last three years	generated	benefits
	projects as at	(Note 3)	(Note 3)	as at the	achieved
No.	Project	the closing date	2007	2006	2007	2008	closing date	or not
		(Note 2)

1.	Merger of Shandong
	Aluminum and
	Lanzhou Aluminum
	by way of share
	exchange	N/A	1,080,000	N/A	1,022,506	923	N/A	(Note 3)

2.	Merger of Baotou
	Aluminum by way
	of share exchange	N/A	1,150,000	N/A	1,022,506	923	N/A	(Note 3)

Note 2:

The proceeds from the public issue of RMB denominated ordinary shares by the Company were invested in the investments projects of acquisition of Shandong Aluminum and Lanzhou Aluminum, and Baotou Aluminum by way of share exchange, therefore the index of utilization rate of production capacity was not applicable.

Note 3:

No commitment was made by the Company in respect of the economic benefits to be generated from the acquisition of each of the companies. In the profit forecast prepared by the Company set out in the Prospectus of Initial Public Offering of A Shares by Chalco cum Report of acquisition of Shandong Aluminum and Lanzhou Aluminum by way of share exchange executed on 29 April 2007, the estimated net realizable profit in 2007 was RMB10.8 billion. In the profit forecast prepared by the Company set out in the Report of acquisition of Baotou Aluminum by way of share exchange by Chalco executed on 12 December 2007, the estimated net realizable profit in 2007 was RMB11.5 billion. Net profit of the Company set out in the consolidated financial statement was RMB10.2 billion for the year 2007. The actual net profit of the Company did not reach the estimated amount due to the fact that the actual sales price of the Company's major product was slightly below estimated price.

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APPENDIX II	THE REPORT OF USE OF PROCEEDS FROM THE LAST FUND RAISING EXERCISE AND INDEPENDENT ASSURANCE REPORT

The net profit as stated in the 2008 consolidated financial statements of the Company was RMB 9.23 million, representing a relatively significant decrease from the corresponding period last year. This was mainly attributable to the fact that the Company suffered significant losses due to snow storm and earthquake in China at the beginning of 2008; the Group's production and operation encountered unprecedented hardships and challenges including international financial crisis, the sharp rise in raw material and fuel prices and the continued slump in product prices. Meanwhile, the Company adopted effective measures and implemented flexible production plans, which mitigated the adverse impact arising from cost hikes to a certain extent. Currently, the Company adopted proactive measures to reduce the procurement cost of raw materials and fuels and ore and trim down expenses and the cost of staff. Apart from these, greater efforts were put on scientific research and development by the Company, aspiring to reduce consumption and create benefits by technology.

The Company has compared item by item the aforesaid actual use of proceeds with the relevant disclosures made by the Company from 1 January 2007 to 31 December 2008 in annual reports and other information disclosure documents. The actual use of proceeds was consistent with the relevant disclosures.

Aluminum Corporation of China Limited

Legal Representative:	Xiong Weiping

Person-in-charge of Accounting:	Chen Jihua

Head of Accounting Department:	Ou Xiaowu

30 June 2009

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APPENDIX III	FEASIBILITY ANALYSIS REPORT ON THE USE OF PROCEEDS TO BE RAISED FROM THE PRIVATE OFFERING OF A SHARES OF THE COMPANY

In order to expedite and stabilize the business development of the Company and thereby improving its competitiveness and profitability, the Company proposed the private offering of no more than one billion A Shares based on the need of corporate growth. It is anticipated that the proceeds raised will not exceed RMB10 billion. Proceeds will be invested in the following projects,

No.	Project name	Investment needed	Proceeds to be utilized
		(RMB)	(RMB)

1.	Chongqing 800,000 tonnes alumina
	construction project	4.754 billion	2.3 billion
2.	Xing Xian alumina project	5.23 billion	3.7 billion
3.	Zhongzhou Ore-dressing Bayer
	Process expansion construction project	2.992 billion	2.0 billion
4.	Supplementation of working capital	2.0 billion	2.0 billion

Total		14.976 billion	10 billion

If the actual amount of net proceeds raised in the private offering is less than the total amount of the proceeds to be utilized for the above projects, the Company will make up the shortfall by other means. If the time at which the proceeds are raised does not match the implementation schedule of projects, the Company may, subject to actual needs, utilize other funds first and swap them with the proceeds raised when the funds are in place.

I.	CHONGQING 800,000 TONNES ALUMINA PROJECT

(I)	Basic information of the project

The project is located in Shuijiang Town, Nanchuan City, Chongqing. Construction work of the project mainly includes two alumina production lines of series process of ore-dressing and desulfurization with an annual capacity of 400,000 tonnes each and a ore-dressing desulfurization system, together with the construction of an ancillary bauxite mine with an annual capacity of 1,650,000 tonnes, thermal generation units with installed capacity of 37MW and other ancillary production systems. This project is expected to commence operation by 2010, adding an annual capacity of 800,000 tonnes of metallurgical grade alumina to the Company.

(II)	Project Investment Plan

The total project investment amounts to RMB4,754 million, among which RMB2,300 million will be financed by proceeds from the A Share Issue, and the rest by internal resources of the Company.

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APPENDIX III	FEASIBILITY ANALYSIS REPORT ON THE USE OF PROCEEDS TO BE RAISED FROM THE PRIVATE OFFERING OF A SHARES OF THE COMPANY

(III)	Approvals for the setup, land and environmental protection of the project

The project has been approved by "Reply to Chinalco Chongqing 800,000 tonnes Alumina Project" (Fa Gai Gong Ye [2006] No.2964) issued by the National Development and Reform Commission ("NDRC").

Acquiring relevant certificates for the land of the project construction is in progress.

The former State Environmental Protection Administration had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chinalco Chongqing 800,000 tonnes Alumina Project" (Huan Shen [2006] No.351, consenting the execution of the project.

(IV)	Prospects of the project

The project construction is well equipped with advanced and reliable technology. With certain risk resistance, the project can make full use of regional resource advantages to alleviate demand and supply conflict in domestic alumina market and is in accordance with industrial policies of the State.

Bauxite and coal resources are abundant in Nanchuan, Chongqing. The Company fully leverages on the resources to add alumina capacity of 800,000 tonnes per year, which extends upstream bauxite and alumina resource sections, lowering alumina production cost for the Company. The project can transform resources advantage of the Company into economic advantages, which endows promising profit and development prospects.

II.	XING XIAN ALUMINA PROJECT

(I)	Basic information of the project

Located at Xing Xian, Lvliang City of Shanxi Province, the project adopts Bayer process as its production process. With designed capacity of 800,000 tonnes of metallurgical grade alumina per year, the construction mainly involves Bayer process production system and ancillary facilities such as a self-owned thermal power plant with an installed capacity of 50MW, coupled with a bauxite mine with an annual capacity of 990,000 tonnes. This project is intended to complete construction within 2 years and is immediately available for take over and production, adding an annual capacity of 800,000 tonnes of alumina to the Company.

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APPENDIX III	FEASIBILITY ANALYSIS REPORT ON THE USE OF PROCEEDS TO BE RAISED FROM THE PRIVATE OFFERING OF A SHARES OF THE COMPANY

(II)	Project Investment Plan

The total project investment amounts to RMB5,230 million, among which RMB3,700 million will be financed by proceeds from the A Share Issue, and the rest by internal resources of the Company.

(III)	Approvals for the setup, land and environmental protection of the project

The project has been approved by "Reply to Chalco Xing Xian Alumina Project" (Fa Gai Gong Ye [2008] No.804) issued by NDRC.

Acquiring relevant certificates for the land of the project construction is in progress.

The former State Environmental Protection Administration had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chalco Xing Xian Alumina Project" (Huan Shen [2007] No. 566), consenting the execution of the project.

(IV)	Prospects of the project

Xing Xian in Shanxi Province has abundant bauxite resources, approximately 150 million tonnes with high grade ore, which is one of the few well preserved mines in China. Furthermore, this region has vast coal resources of 4,760 million tonnes. The abundant energy resources endow favorable resource condition and development scope for alumina industry. Based on the comprehensive analysis on China's alumina industry in next 10-20 years, the competition of alumina industry will be ultimately reflected on the competition for bauxite. To build the project in bauxite abundant Xing Xian is in line with the strategic layout of the Company, completing the business chain and upgrading core competitiveness of the Company. Backed by vast ore resources, the alumina production system owns prominent resource and cost edges with a promising future.

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APPENDIX III	FEASIBILITY ANALYSIS REPORT ON THE USE OF PROCEEDS TO BE RAISED FROM THE PRIVATE OFFERING OF A SHARES OF THE COMPANY

III.	ZHONGZHOU ORE-DRESSING BAYER PROCESS EXPANSION CONSTRUCTION PROJECT

(I)	Basic information of the project

The project is located in Xiuwu County, Jiaozuo City of Henan Province, comprising two ore-dressing Bayer process production lines and auxiliaries including two 30MW thermal power generation units, together with mining facilities with a capacity of 1,250,000 tonnes per year (production lines 3 and 4). The main project construction and investment include ore-processing, alumina factory, thermal power plant, gas plant, water plant, railway, periphery constructions. The construction period is 2 years and it is immediately available for production upon completion, with an annual production capacity of 700,000 tonnes of alumina.

(II)	Project Investment Plan

The total project investment amounts to RMB2,992 million, among which RMB2,000 million will be financed by proceeds from the A Share Issue, and the rest by internal resources of the Company.

(III)	Approvals for the setup, land and environmental protection of the project

The project has been approved by "Reply to Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project" (Fa Gai Gong Ye [2008] No.1553) issued by NDRC.

Acquiring relevant certificates for the land of the project construction is in progress.

The Ministry of Environmental Protection had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project" (Huan Shen [2008] No.10), consenting the execution of the project.

(IV)	Prospects of the project

The project is an expansion on Bayer process production lines 1 and 2 of Chalco Zhongzhou branch, and therefore the technology is fully mature, allowing fast equipment selection and construction progress. Compared with the mixed combination process prevailing in China, the project saves investment and cost. The project period is only two years, with 50% capacity available after the first year to bring in investment return in a short period.

Upon completion, an additional alumina capacity of 700,000 tonnes will be added to the Company. By then Chalco Zhongzhou will have annual alumina capacity of 1 million tonnes (sintering method) plus 1.3 million tonnes (Bayer process), totalling 2.3 million tonnes a year. The execution of the project is conducive to strengthening the overall strength and market dominance of the Company, greatly upgrading influence and competitiveness of Chalco in domestic and overseas markets.

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APPENDIX III	FEASIBILITY ANALYSIS REPORT ON THE USE OF PROCEEDS TO BE RAISED FROM THE PRIVATE OFFERING OF A SHARES OF THE COMPANY

IV.	SUPPLEMENTAL WORKING CAPITAL

(I)	Basic information of the project

To optimize financial structure, reduce financial exposure, cut financing cost, improve profitability and increase core competitiveness of the Company for sustainable development, approximately RMB2 billion out of the proceeds from the Private Offering is planned to be used to supplement working capital of the Company.

(II)	Necessity of the project

Global financial crisis has inflicted huge impact on world economy and non-ferrous metals market and to the Company's performance as well. Cash flows generated by operation activities are no longer sufficient to cater for future development. The Private Offering is designed to raise proceeds to increase capital strength for the Company and replenish its working capital. This is to meet the needs from business operation, as well as improve core competitiveness and secure implementation of corporate development strategy on the basis of controlled financial risks.

(III)	Impact of the project on financial position of the Company

As at the end of 2007 and 2008, gearing ratio of the Company (on a consolidated basis) was 39.07% and 55.58%, current ratio was 1.29 and 1.10, and quick ratio was 0.63 and 0.59, respectively. Through supplementing liquidity by part of the proceeds from the Private Offering, the Company is able to improve its solvency, reduce financial exposure, cut financing cost, and improve profitability and the overall financial standing. Also the Company can reduce gearing ratio, which helps healthier operation to facilitate strategic restructuring for a growth leap.

To conclude, the Company has distinctive investment directions for the proceeds from the Private Offering. All projects have promising market prospects, and the Company has abundant experience and mature technology in such projects which are of prominent economic benefits. The Private Offering is beneficiary for the Company to improve its business structure, financial standing and core competitiveness. Therefore, the use of the proceeds from the Private Offering is feasible.

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NOTICE OF 2009 FIRST EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2009 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2009 First Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 24 August 2009 at 10:30 a.m. for the purpose of considering and, if appropriate, approving the following resolutions as special resolutions and ordinary resolutions of the Company (unless other indicated, capitalized items used in this notice shall have the same meanings as those defined in the circular of the Company dated 9 July 2009 (the "Circular") relating to the proposed A Share Issue by the Company):

SPECIAL RESOLUTIONS

1.	To consider and approve each of the following, by way of separate special resolutions, in relation to the plan for the proposed A Share Issue by the Company:

(1)	Type of shares and	The domestic listed RMB denominated ordinary shares (A
	nominal value:	Shares), with a nominal value of RMB1.00 each.

(2)	Method of issue:	Private offering. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

(3)	Target subscribers:

Securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Private Offering of Shares by Listed Companies" through a bidding process.

* For identification purpose only.

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NOTICE OF 2009 FIRST EXTRAORDINARY GENERAL MEETING

(4)	Lock-up period:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

(5)	Subscription method:	All target subscribers will subscribe for the A Shares in cash.

(6)	Number of A Shares	Not more than one billion A Shares. The number of A
to be issued:

Shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM and Class Meetings to finalize the number of A Shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the A Share Issue.

(7)	Pricing base date and	The pricing base date of the A Share Issue is the date of
price of the issue:

announcement of the resolutions of the 13th meeting of the 3rd session of the Board.

The issue price per A Share will not be less than 90% of the average trading price of the A Shares in the 20 days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 days immediately preceding the pricing base date / the total volume of A Shares traded in the 20 days immediately preceding the pricing base date).

The exact price will be determined by the Board after obtaining the approval of the CSRC in accordance with the authority granted at the EGM and Class Meetings and in compliance with the "Implementation Details of Private Offering of Shares by Listed Companies", bidding results and in consultation with the lead underwriter(s). The minimum issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue or placing during the period from the pricing base date of the A Share Issue to the issue date of the A Shares.

- N2 -

NOTICE OF 2009 FIRST EXTRAORDINARY GENERAL MEETING

(8)	Place of listing:	After expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be traded on the Shanghai Stock Exchange.

(9)	Use of proceeds:

The proceeds raised will not exceed RMB10 billion. After deduction of the relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement the working capital, details of the project investments are as follows:

		Investment	Proceeds
	Project name	required	to be utilized
		(RMB)	(RMB)

(i)	Chongqing 800,000 tonnes alumina
	construction project	4.754 billion	2.3 billion

(ii)	Xing Xian alumina project	5.23 billion	3.7 billion

(iii)	Zhongzhou Ore-dressing Bayer Process
	expansion construction project	2.992 billion	2 billion

(iv)	Supplemental working capital	2 billion	2 billion

Total:		14.976 billion	10 billion

If the actual net proceeds raised in the A Share Issue are less than the amount proposed to be utilized as set out above, the Company will make up the shortfall by its own means. If the time at which the proceeds raised does not match the implementation schedule of the projects, the Company may utilize other funds first and swap them with the proceeds raised when the funds are in place.

(10)	Arrangements with regard	The new A Shareholders after completion of the A Share
	to the cumulated profits	Issue and existing Shareholders will share the cumulated
	not distributed:	profits not distributed prior to the A Share Issue.

(11)	Period of validity of the	12 months from the date of the resolutions passed at the
	A Share Issue resolutions:	respective EGM, A Share Class Meeting and H Share Class Meeting.

2.	To consider and approve "Detailed Plan for the Private Offering of A Shares", a copy of which is set out in Appendix I of the Circular;

- N3 -

NOTICE OF 2009 FIRST EXTRAORDINARY GENERAL MEETING

3.	To consider and approve the following authorizations to the Board in connection with the proposed A Share Issue:

THAT: the Board and the persons to be fully authorized by the Board be authorized to deal with specific matters relating to the private offering of A Shares pursuant to the A Share Issue, including:

(1)

to formulate and implement the specific proposal for the A Share Issue, to determine the number of shares to be issued, the issue price, the target subscribers, the time for the issue, the commencement and the end of the issue period and all other matters relating to the A Share Issue;

(2)

to revise the above approvals for the purpose of complying with relevant laws and regulations or the requirements of the relevant securities regulatory authorities (except those matters which are required to be approved afresh at a general meeting pursuant to the relevant laws and regulations and the Articles of Association), and to adjust the projects for which proceeds are to be utilized before the A Share Issue, taking into account factors such as the approval of the projects by the relevant authorities, the change in relevant market conditions and the change in the conditions for implementing the projects for which the proceeds are to be utilized;

(3)

to sign any document relating to the A Share Issue and to complete the procedures for all necessary or appropriate applications, submissions, registrations and filings in relation to the A Share Issue;

(4)	to execute, amend, supplement, deliver, submit and implement all agreements and application documents in relation to the A Share Issue application and approval process;

(5)	to amend the Articles of Association and handle the relevant trade and industry amendment registration upon completion of the A Share Issue, and all other matters in relation to the A Share Issue;

(6)

to adjust or reduce the proposed amount of proceeds to be applied in any one or more projects in the event that the actual amount of the net proceeds raised is less than the total proposed amount of proceeds to be applied, and to apply the unused proceeds to supplement the Company's working capital in the event that the actual amount of capital applied to the projects is less than the actual amount of net proceeds raised;

(7)	to handle matters relating to the listing on the Shanghai Stock Exchange of the A Shares issued pursuant to the A Share Issue upon completion of the A Share Issue;

- N4 -

NOTICE OF 2009 FIRST EXTRAORDINARY GENERAL MEETING

(8)	to deal with, in its absolute discretion, all other matters relating to the A Share Issue; and

(9)

The authorizations in items (1) to (7) above will be valid from the date of approval of the A Share Issue at the EGM and Class Meetings and will continue to be valid while the matters relating thereto subsist, and the authorizations under the other items above will be valid for 12 months following the date of approval of the A Share Issue at the EGM and Class Meetings.

ORDINARY RESOLUTIONS

4.	To consider and approve the conditions for Private Offering of A Shares have been complied with by the Company;

5.	To consider and approve the "The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report", a copy of which is set out in Appendix II to the Circular; and

6.

To consider and approve the "Feasibility Analysis Report on the Use of Proceeds to be Raised by the Private Offering of A Shares of the Company", a copy of which is set out in Appendix III to the Circular.

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, the PRC 9 July 2009 * For identification purpose only.

- N5 -

NOTICE OF 2009 FIRST EXTRAORDINARY GENERAL MEETING

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 25 July 2009 to Monday, 24 August 2009, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Friday, 24 July 2009 at 4:30 p.m. are entitled to attend the EGM. In order for holders of H Shares to be eligible to attend the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 24 July 2009 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the EGM, i.e. before Tuesday, 4 August 2009.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

- N6 -

NOTICE OF 2009 FIRST EXTRAORDINARY GENERAL MEETING

(f)

Each holder of A Shares who is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the appointer or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/ her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All voting at the EGM will be conducted by a poll.

- N7 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF A SHARES

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that a class meeting of the holders of A shares of the Company (the "A Shareholders Class Meeting") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 24 August 2009 at 11:00 a.m. (or immediately after the conclusion or adjournment of the EGM which will be held at the same place and date) for the purpose of considering and, if thought fit, passing the following resolutions as special resolutions of the Company (unless other indicated, capitalized items used in this notice shall have the same meanings as those defined in the circular of the Company dated 9 July 2009 (the "Circular") relating to the proposed A Share Issue by the Company):

SPECIAL RESOLUTIONS

1.	To consider and approve each of the following, by way of separate special resolutions, in relation to the plan for the proposed A Share Issue by the Company:

(1)	Type of shares and	The domestic listed RMB denominated ordinary shares (A
	nominal value:	Shares), with a nominal value of RMB1.00 each.

(2)	Method of issue:	Private offering. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

(3)	Target subscribers:

Securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

* For identification purpose only.

- N8 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF A SHARES

The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Private Offering of Shares by Listed Companies" through a bidding process.

(4)	Lock-up period:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

(5)	Subscription method:	All target subscribers will subscribe for the A Shares in cash.

(6)	Number of A Shares	Not more than one billion A Shares. The number of A
to be issued:

Shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM and Class Meetings to finalize the number of A Shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the A Share Issue.

(7)	Pricing base date and	The pricing base date of the A Share Issue is the date of
price of the issue:

announcement of the resolutions of the 13th meeting of the 3rd session of the Board.

The issue price per A Share will not be less than 90% of the average trading price of the A Shares in the 20 days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 days immediately preceding the pricing base date / the total volume of A Shares traded in the 20 days immediately preceding the pricing base date).

- N9 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF A SHARES

The exact price will be determined by the Board after obtaining the approval of the CSRC in accordance with the authority granted at the EGM and Class Meetings and in compliance with the "Implementation Details of Private Offering of Shares by Listed Companies", bidding results and in consultation with the lead underwriter(s). The minimum issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue or placing during the period from the pricing base date of the A Share Issue to the issue date of the A Shares.

(8)	Place of listing:	After expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be traded on the Shanghai Stock Exchange.

(9)	Use of proceeds:

The proceeds raised will not exceed RMB10 billion. After deduction of the relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement the working capital, details of the project investments are as follows:

		Investment	Proceeds
	Project name	required	to be utilized
		(RMB)	(RMB)

(i)	Chongqing 800,000 tonnes alumina
	construction project	4.754 billion	2.3 billion
(ii)	Xing Xian alumina project	5.23 billion	3.7 billion
(iii)	Zhongzhou Ore-dressing Bayer Process
	expansion construction project	2.992 billion	2 billion
(iv)	Supplemental working capital	2 billion	2 billion

Total:		14.976 billion	10 billion

If the actual net proceeds raised in the A Share Issue are less than the amount proposed to be utilized as set out above, the Company will make up the shortfall by its own means. If the time at which the proceeds raised does not match the implementation schedule of the projects, the Company may utilize other funds first and swap them with the proceeds raised when the funds are in place.

- N10 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF A SHARES

(10)	Arrangements with regard to	The new A Shareholders after completion of the A Share
	the cumulated profits	Issue and existing Shareholders will share the cumulated
	not distributed:	profits not distributed prior to the A Share Issue.

(11)	Period of validity of the	12 months from the date of the resolutions passed at the
	A Share Issue resolutions:	respective EGM, A Share Class Meeting and H Share Class Meeting.

2.	To consider and approve "Detailed Plan for the Private Offering of A Shares", a copy of which is set out in Appendix I of the Circular;

3.

To consider and approve the following authorizations to the Board in connection with the proposed A Share Issue:

THAT:

the Board and the persons to be fully authorized by the Board be authorized to deal with specific matters relating to the private offering of A Shares pursuant to the A Share Issue, including:

(1)

to formulate and implement the specific proposal for the A Share Issue, to determine the number of shares to be issued, the issue price, the target subscribers, the time for the issue, the commencement and the end of the issue period and all other matters relating to the A Share Issue;

(2)

to revise the above approvals for the purpose of complying with relevant laws and regulations or the requirements of the relevant securities regulatory authorities (except those matters which are required to be approved afresh at a general meeting pursuant to the relevant laws and regulations and the Articles of Association), and to adjust the projects for which proceeds are to be utilized before the A Share Issue, taking into account factors such as the approval of the projects by the relevant authorities, the change in relevant market conditions and the change in the conditions for implementing the projects for which the proceeds are to be utilized;

(3)

to sign any document relating to the A Share Issue and to complete the procedures for all necessary or appropriate applications, submissions, registrations and filings in relation to the A Share Issue;

- N11 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF A SHARES

(4)	to execute, amend, supplement, deliver, submit and implement all agreements and application documents in relation to the A Share Issue application and approval process;

(5)	to amend the Articles of Association and handle the relevant trade and industry amendment registration upon completion of the A Share Issue, and all other matters in relation to the A Share Issue;

(6)

to adjust or reduce the proposed amount of proceeds to be applied in any one or more projects in the event that the actual amount of the net proceeds raised is less than the total proposed amount of proceeds to be applied, and to apply the unused proceeds to supplement the Company's working capital in the event that the actual amount of capital applied to the projects is less than the actual amount of net proceeds raised;

(7)	to handle matters relating to the listing on the Shanghai Stock Exchange of the A Shares issued pursuant to the A Share Issue upon completion of the A Share Issue;

(8)	to deal with, in its absolute discretion, all other matters relating to the A Share Issue; and

(9)

The authorizations in items (1) to (7) above will be valid from the date of approval of the A Share Issue at the EGM and Class Meetings and will continue to be valid while the matters relating thereto subsist, and the authorizations under the other items above will be valid for 12 months following the date of approval of the A Share Issue at the EGM and Class Meetings.

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, the PRC 9 July 2009 * For identification purpose only.

- N12 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF A SHARES

Notes:

(a)	Holders of A Shares whose names appear on the A Share register of members of the Company on Friday, 24 July 2009 at 4:30 p.m. are entitled to attend this meeting.

(b)

Holders of A Shares, who intend to attend the class meeting of the holders of A Shares of the Company (the "A Shareholders Class Meeting"), must complete the reply slips for attending the A Shareholders Class Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the A Shareholders Class Meeting, i.e. before Tuesday, 4 August 2009.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of A Shares who has the right to attend and vote at the A Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the A Shareholders Class Meeting.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the A Shareholders Class Meeting or any adjournment thereof in order for such documents to be valid.

(f)

If a proxy attends the A Shareholders Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the appointer or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the A Shareholders Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(g)	Shareholders attending the A Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

(h)	All voting at the A Shareholders Class Meeting will be conducted by a poll.

- N13 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF H SHARES

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that a class meeting of the holder of H shares of the Company (the "H Shareholders Class Meeting") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 24 August 2009 at 11:15 a.m. (or immediately after the conclusion or adjournment of the A Shareholders Class Meeting which will be held at the same place and date) for the purpose of considering and, if thought fit, passing the following resolutions as special resolutions of the Company (unless other indicated, capitalized items used in this notice shall have the same meanings as those defined in the circular of the Company dated 9 July 2009 (the "Circular") relating to the proposed A Share Issue by the Company):

SPECIAL RESOLUTIONS

1.	To consider and approve each of the following, by way of separate special resolutions, in relation to the plan for the proposed A Share Issue by the Company:

(1)	Type of shares and	The domestic listed RMB denominated ordinary shares (A
	nominal value:	Shares), with a nominal value of RMB1.00 each.

(2)	Method of issue:	Private offering. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

(3)	Target subscribers:

Securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

* For identification purpose only.

- N14 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF H SHARES

The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Private Offering of Shares by Listed Companies" through a bidding process.

(4)	Lock-up period:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

(5)	Subscription method:	All target subscribers will subscribe for the A Shares in cash.

(6)	Number of A Shares	Not more than one billion A Shares. The number of A
to be issued:

Shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM and Class Meetings to finalize the number of A Shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the A Share Issue.

(7)	Pricing base date and	The pricing base date of the A Share Issue is the date of
price of the issue:

announcement of the resolutions of the 13th meeting of the 3rd session of the Board.

The issue price per A Share will not be less than 90% of the average trading price of the A Shares in the 20 days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 days immediately preceding the pricing base date / the total volume of A Shares traded in the 20 days immediately preceding the pricing base date).

- N15 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF H SHARES

The exact price will be determined by the Board after obtaining the approval of the CSRC in accordance with the authority granted at the EGM and Class Meetings and in compliance with the "Implementation Details of Private Offering of Shares by Listed Companies", bidding results and in consultation with the lead underwriter(s). The minimum issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue or placing during the period from the pricing base date of the A Share Issue to the issue date of the A Shares.

(8)	Place of listing:	After expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be traded on the Shanghai Stock Exchange.

(9)	Use of proceeds:

The proceeds raised will not exceed RMB10 billion. After deduction of the relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement the working capital, details of the project investments are as follows:

		Investment	Proceeds
	Project name	required	to be utilized
		(RMB)	(RMB)

(i)	Chongqing 800,000 tonnes alumina
	construction project	4.754 billion	2.3 billion
(ii)	Xing Xian alumina project	5.23 billion	3.7 billion
(iii)	Zhongzhou Ore-dressing Bayer Process
	expansion construction project	2.992 billion	2 billion
(iv)	Supplemental working capital	2 billion	2 billion

Total:		14.976 billion	10 billion

If the actual net proceeds raised in the A Share Issue are less than the amount proposed to be utilized as set out above, the Company will make up the shortfall by its own means. If the time at which the proceeds raised does not match the implementation schedule of the projects, the Company may utilize other funds first and swap them with the proceeds raised when the funds are in place.

- N16 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF H SHARES

(10)	Arrangements with regard to	The new A Shareholders after completion of the A Share
	the cumulated profits	Issue and existing Shareholders will share the cumulated
	not distributed:	profits not distributed prior to the A Share Issue.

(11)	Period of validity of the	12 months from the date of the resolutions passed at the
	A Share Issue resolutions:	respective EGM, A Share Class Meeting and H Share Class Meeting.

2.	To consider and approve "Detailed Plan for the Private Offering of A Shares", a copy of which is set out in Appendix I of the Circular;

3.

To consider and approve the following authorizations to the Board in connection with the proposed A Share Issue:

THAT:

the Board and the persons to be fully authorized by the Board be authorized to deal with specific matters relating to the private offering of A Shares pursuant to the A Share Issue, including:

(1)

to formulate and implement the specific proposal for the A Share Issue, to determine the number of shares to be issued, the issue price, the target subscribers, the time for the issue, the commencement and the end of the issue period and all other matters relating to the A Share Issue;

(2)

to revise the above approvals for the purpose of complying with relevant laws and regulations or the requirements of the relevant securities regulatory authorities (except those matters which are required to be approved afresh at a general meeting pursuant to the relevant laws and regulations and the Articles of Association), and to adjust the projects for which proceeds are to be utilized before the A Share Issue, taking into account factors such as the approval of the projects by the relevant authorities, the change in relevant market conditions and the change in the conditions for implementing the projects for which the proceeds are to be utilized;

(3)

to sign any document relating to the A Share Issue and to complete the procedures for all necessary or appropriate applications, submissions, registrations and filings in relation to the A Share Issue;

- N17 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF H SHARES

(4)	to execute, amend, supplement, deliver, submit and implement all agreements and application documents in relation to the A Share Issue application and approval process;

(5)	to amend the Articles of Association and handle the relevant trade and industry amendment registration upon completion of the A Share Issue, and all other matters in relation to the A Share Issue;

(6)

to adjust or reduce the proposed amount of proceeds to be applied in any one or more projects in the event that the actual amount of the net proceeds raised is less than the total proposed amount of proceeds to be applied, and to apply the unused proceeds to supplement the Company's working capital in the event that the actual amount of capital applied to the projects is less than the actual amount of net proceeds raised;

(7)	to handle matters relating to the listing on the Shanghai Stock Exchange of the A Shares issued pursuant to the A Share Issue upon completion of the A Share Issue;

(8)	to deal with, in its absolute discretion, all other matters relating to the A Share Issue; and

(9)

The authorizations in items (1) to (7) above will be valid from the date of approval of the A Share Issue at the EGM and Class Meetings and will continue to be valid while the matters relating thereto subsist, and the authorizations under the other items above will be valid for 12 months following the date of approval of the A Share Issue at the EGM and Class Meetings.

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, the PRC 9 July 2009 * For identification purpose only.

- N18 -

NOTICE OF 2009 SECOND CLASS MEETING OF THE HOLDERS OF H SHARES

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 25 July 2009 to Monday, 24 August 2009, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Friday, 24 July 2009 at 4:30 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the class meeting of the holder of H shares of the Company (the "H Shareholders Class Meeting"), all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 24 July 2009 for registration.

(b)

Holders of H Shares, who intend to attend the H Shareholders Class Meeting, must complete the reply slips for attending the H Shareholders Class Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the H Shareholders Class Meeting, i.e. before Tuesday, 4 August 2009.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the H Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the H Shareholders Class Meeting.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the H Shareholders Class Meeting or any adjournment thereof in order for such document to be valid.

(f)

If a proxy attends the H Shareholders Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the appointer or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the H Shareholders Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(g)	Shareholders attending the H Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

(h)	All voting at the H Shareholders Class Meeting will be conducted by a poll.

- N19 -

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary